UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission File Number 001-40889

TRICON RESIDENTIAL INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)
7 St. Thomas Street, Suite 801
Toronto, Ontario, Canada M5S 2B7
(416) 925-7228
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☐             Form 40-F  ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description
99.1	Press Release, dated April 25, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tricon Residential Inc.

Date: April 25, 2024	By:	/s/ David Veneziano
		Name:	David Veneziano
		Title:	Chief Legal Officer and Corporate Secretary